CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
1

1.1	Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Continental Minerals Corporation ("Continental" or the "Company") for the year ended December 31, 2006 and the unaudited consolidated financial statements for the three months and nine months ended September 30, 2007.

This MD&A is prepared as of November 29, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Overview

Continental is focused on exploring and developing mineral projects in the People's Republic of China ("China").

Continental holds 100% of the parent company of the wholly foreign owned enterprise ("WFOE") in China that holds 100% of the Xietongmen property, located 240 kilometers west of Lhasa in the Tibet Autonomous Region ("TAR").

The Xietongmen property consists of exploration licenses covering approximately 122 square kilometers. The property hosts the Xietongmen copper-gold deposit, discovered in 2005, and the Newtongmen copper-gold zone, discovered in the fall of 2006.

A comprehensive program began in 2006 to collect the necessary information for a feasibility study, and environmental and socio-economic impact assessments for development of the Xietongmen deposit. Positive results of the feasibility study were announced in August 2007. Currently the Company is finalizing the social and environmental impact assessment for the project. It is targeted for completion by the end of the first quarter of 2008.

The Company is currently compiling and completing all necessary documents to support the mining license application for the Xietongmen Project. Excellent progress is being made. In mid October, the National Development and Reform Commission ("NDRC") issued a project pre-approval, confirming that the project can proceed toward the application for a mining license and environmental assessment report approval. In addition, Continental’s wholly-owned subsidiary Tibet Tian Yuan Minerals Exploration Ltd. received a revised Certificate of Approval for Establishment of Enterprises with Foreign Investment, expanding its status to include mining, processing and sale of copper and associated non-ferrous metals.

Continental also initiated an exploration drilling program in the second quarter of 2007. Initial results indicate that a second copper-gold porphyry deposit, called Newtongmen, is being outlined. Newtongmen is

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
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approximately 2.5 km northwest of the Xietongmen deposit. Exploration drilling in 2007 amounted to 33 holes for a total of 15,363 meters to assess the Newtongmen discovery.

The Company had $20.2 million cash on hand at the end of September 2007.

1.2.1	Property Agreements

Property Acquisition

In February 2004, Continental announced that it had reached an interim agreement (the "Property Option Agreement") with Great China Mining Inc. ("GCMI"), pursuant to which the Company had acquired the right to earn up to a 60% interest in the Xietongmen copper-gold property. The Company received TSXV acceptance of the basic transaction terms for the property in May 2004.

In 2004, the Company signed a formal agreement (the "Preliminary Option Agreement"). Under the Preliminary Option Agreement, the Company obtained options to acquire from GCMI up to 60% of the shares of Highland Mining Inc. ("Highland"), the British Virgin Islands parent company of Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), the WFOE that holds the Xietongmen property. During 2005 and 2006, the Company earned this 60% interest by making option payments totaling US$2.0 million and completing US$11.3 million of exploration expenditures.

In December 2006, the Company completed a merger of GCMI with the Company. Concurrent with the completion of the merger, the Company also acquired three other properties totaling 109 square kilometers surrounding the original property, through the payment of US$3.25 million and the issuance of 1.5 million units (each unit consisting of one share and one warrant of the Company). Continental now holds 100% of Highland, which holds 100% of Tian Yuan, which holds the exploration licenses comprising the Xietongmen property.

Framework Agreement for Financing and Mine Services

In March 2007, Continental entered into a framework agreement (the "Agreement") with Jinchuan Group Ltd. ("Jinchuan") for equity financing, capital financing, concentrate off-take and other mine building support for the Xietongmen project. Jinchuan is a leading Chinese corporation engaged in engineering, manufacturing, construction, mining, processing and smelting of nickel, copper and other metals.

Pursuant to the Agreement, Jinchuan agreed, among other things, to purchase 10,000,000 units (the "Units") of the Company, at a price of C$1.80 per Unit, for gross proceeds to Continental of C$18.0 million. Each Unit consisted of one common share in the capital of Continental and one common share purchase warrant (a "Warrant"). Each Warrant is exercisable for 0.8 of a common share in the capital of Continental until December 29, 2007 at the following prices: at C$2.25 per share until September 29, 2007, and at C$2.75 per share thereafter. In November 2007, the exercise price on these warrants was amended to C$2.25, and on November 29, 2007, Jinchuan exercised these warrants in their entirety for net proceeds to the Company of $18 million.

Jinchuan has also agreed to provide other key support to the Xietongmen Project, including assistance in arranging for a substantial portion of the required capital financing for the development of a mine in the form of debt; contributing 30% of required capital financing (net of any equity subscriptions) for the Project in the form of debt and/or equity; and providing other support to the Project including assistance with design

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

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engineering, training, maintenance and other technical aspects, as well as sales of mineral products. The parties have also settled the principal terms of a concentrate off-take arrangement with respect to the greater Xietongmen concentrate which will be further incorporated into the formal agreements in due course.

1.2.2	Financings

February 2007 financing

In February 2007, the Company completed a private placement financing, issuing 19,439,395 equity units (the "Units") at a price of $1.65 per Unit for gross proceeds of $32.1 million. Each Unit consisted of one common share and one share purchase warrant, exercisable into one common share at $1.80 until February 20, 2008.

March2007 financing

In March 2007, Continental completed a private placement financing by Jinchuan, for gross proceeds of $18.0 million.

This placement also included warrants for 8 million common shares of Continental. On November 29, 2007, Jinchuan exercised these warrants in their entirety for net proceeds to the Company of $18 million.

Further details are provided above under "Framework Agreement".

1.2.3	Property Activities

The Xietongmen property hosts copper and gold mineralization within a four kilometer long alteration zone. The alteration zone hosts the post feasibility stage Xietongmen deposit, the early stage Newtongmen deposit and several other targets. There is also extensive additional exploration potential on the 122 square kilometer property.

To the end of the third quarter, 15,363 meters were drilled in 33 holes in Newtongmen and approximately 1800 meters were drilled in 26 geotechnical holes elsewhere on the property.

Xietongmen Deposit

The Xietongmen deposit was discovered by drilling in 2005. Delineation drilling in 2005 and 2006 outlined substantial measured and indicated mineral resources, as tabulated below. The deposit is still open to the north.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
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XIETONGMEN DEPOSIT MINERAL RESOURCES–JANUARY 2007 At 0.15% copper cut-off
Category	Tonnes Millions	Cu (%)	Au (g/t)	Ag (g/t)	CuEQ %	Contained Cu Millions lb	Contained Au Millions oz
Measured	197.5	0.44	0.62	3.95	0.80	1,911	3.94
Indicated	22.3	0.37	0.42	2.54	0.65	182	0.37
Measured & Indicated	219.8	0.43	0.61	3.87	0.78	2,092	4.31

Note 1:	By prescribed definition, "Mineral Resources" do not have demonstrated economic viability.
Note 2:

Copper equivalent calculations use metal prices of US$1.25/lb for copper and US$450/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon completion of definitive metallurgical testing. Metallurgical recoveries and net smelter returns are assumed to be 100%. CuEQ = Cu % + (Au g/t x 12.86/22.046).

Note 3:	A 0.15% Cu cut-off is considered to be comparable to that used for porphyry deposit operations in the Americas.
Note 4:

The January 2007 estimate was prepared by Continental staff and audited by Ian Chisholm, P.Eng., of Aker Kvaerner E&C, (Aker Kvaerner) an independent qualified person as defined by National Instrument 43-101.

Feasibility Study

The positive results of the Feasibility Study were announced during the quarter. The study is based on measured and indicated resources in the Xietongmen deposit as shown in the table above, and include the 182.1 million tonnes of mineral reserves as tabulated below:

XIETONGMEN DEPOSIT PROVEN & PROBABLE RESERVES At 0.15% copper cut-off
Category	Tonnes (millions)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)
Oxide
Proven	0.9	0.20	0.49	2.99	0.014
Supergene
Proven	17.5	0.65	0.42	3.35	0.03
Probable	2.0	0.44	0.20	2.05	0.04
Hypogene
Proven	152.3	0.43	0.66	4.22	0.08
Probable	9.4	0.39	0.45	2.79	0.09
Total Proven & Probable	182.1	0.45	0.62	4.04	0.08

The feasibility work was done using January 2007 US dollars; a US dollar to Chinese currency exchange rate of 7.8; and the following long term metal prices: copper US$1.50/lb, gold US$500/oz and silver US$8.50/oz. Two scenarios – mining by owner and mining by contractor – were assessed and both gave positive results. Results presented here are for the contract mining scenario.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

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XIETONGMEN COPPER-GOLD PROJECT FEASIBILITY STUDY–AUGUST 2007 KEY PARAMETERS AND RESULTS
Strip Ratio	1.64
Annual Throughput	13.2 million tonnes
Production Rate	40,000 tonnes/day
Recoveries	Supergene (11% of deposit) Copper–88.4% Gold–65.1% Silver–75.8%	Hypogene (89% of deposit) Copper–92.1% Gold–59.7% Silver–77.6%
Average Annual Production	Copper - 116 million pounds Gold - 190,000 ounces Silver - 1.73 million ounces
Capital Cost	US$476.2 million
Operating Cost	US$7.69 per tonne milled
Life of Mine	14 years
Payback	5.2 years
Internal Rate of Return (IRR)	16.5%
Net Present Value (7.5% discount)	US$231.7 million

The study recommends a 40,000 tonnes per day copper concentrator to process ore mined by open pit methods. Processing facilities, concentrate storage and truck loadout facilities, repair shops, administration and maintenance facilities, assay laboratory, water treatment facilities, cafeteria and a medical clinic would be built at site. Copper recovery will be accomplished by flotation, producing a 25% copper concentrate. Additional optimization studies will be undertaken.

A 250 km extension of the rail line from Lhasa to Rikaze, the second largest city in the TAR, has been approved by the TAR government. Depending on when the rail line extension is completed, the final concentrate product would be trucked by way of a two lane paved highway that passes near to the southern part of the property to the nearby city of Rikaze (Shigatse) or to the city of Lhasa. A truck loadout facility would be constructed to store the concentrate and load it into railcars and ship it via rail to the Jinchuan refinery at Jinchang in Gansu Province for treatment. Recovery of other metals will be possible through treatment at the Jinchuan refinery. Under the plan, power would be provided by the regional power authority of the TAR, which is currently preparing their long term plan to provide 100 megawatts to the Xietongmen Project.

The pre-production period is expected to last 8 to 12 months. A three-stage pit operation is proposed for the development of the mine, with each stage lasting 3-5 years. A total of 480.1 million tonnes of material would be moved over the mine life, including 182.1 million tonnes of ore, at a strip ratio of 1.64. The mill feed would be 12.4 million tonnes in the first year, ramping up to an annual feed of 13.6 million tonnes by year 4. The deposit mineralization is 89% primary copper (hypogene), with approximately 11% enriched copper (supergene) and less than 1% oxide material. The plan is to mine most of the 17.4 million tonnes of supergene material in the first stage.

Upon completion of the permitting process, the project would take approximately 24 months to construct, employing a construction workforce of approximately 2,500. During operations, the direct workforce would

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
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be approximately 460 people. After operations, the closure plan would take 18-24 months to implement, which would be followed by post-closure monitoring.

The Feasibility Study was completed by international engineering firms, led by Aker Kvaerner E&C of Toronto. The study utilizes:

  Mineral Resources audited by Aker Kvaerner, announced in January 2007.

  Mineral Reserves and Mining by Patrice Live, Eng. of BBA Inc.

  Metallurgical testwork design and management by Lawrence Melis, P.Eng., of Melis Engineering Ltd., announced in August 2006. Testwork was carried out by SGS Mineral Services.

  Geotechnical, Tailing and Waste rock facilities, Environmental and Socioeconomic studies and plans by Golder Associates, under the overall management of Dr. Chris Swindells, FAusIMM.

  Logistical plans for movement of mineral concentrates from site to smelter, and construction materials and equipment from the manufacturers to the project site by Panalpina Projects of Toronto and Beijing.

  Capital and Operating Cost Estimates, Plant Design, Economic Evaluation and Metallurgical Review by Aker Kvaerner. The qualified person is Graham Holmes, P.Eng.

A technical report by Holmes, Live and Melis has been filed on www.sedar.com.

Environmental and Socio-economic Studies

Socio-economic baseline data collection is being carried out by Sinosphere, based in Beijing, in conjunction with Golder Associates. The Yellow River Conservatory Bureau, in conjunction with Golder Associates, is conducting hydrological studies at site. Golder is continuing with environmental data collection and impact assessments. Although flora and fauna baseline studies are complete, further seasonal follow up and other activities such as weather data collection, hydrology, and water well monitoring continues. Assessments of cultural heritage sites are ongoing.

Continental has been actively consulting with local communities and other key stakeholders over the past year. Associated management plans are also being developed to review findings from the assessment activities undertaken during the consultation process.

Permitting

The mining license application process integrates assessments of land use; the geological environment and mineral resources; the technical and financial aspects of mining and treating the mineralization; the health and safety aspects of the potential operation; water use and water and soil conservation; and the environmental and social aspects ("ESIA") of the project. Several of the reports are utilized in more than one component of the application. The information also comprises the bulk of the international feasibility study and ESIA.

The following studies required for the mining license application have been completed:

  Feasibility Study Report
  Geological Resource Report
  Seismic Assessment

CONTINENTAL MINERALS CORPORATION
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MANAGEMENT'S DISCUSSION AND ANALYSIS
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  Water Use Permit
  Mine Area Scoping Study

Work is now focused on the environmental and social impact assessments. This work is being performed under the direction of Golder Associates. Additional documentation and reports are also being prepared for the mining license.

Exploration

Drilling in the fall of 2006 led to the discovery of the Newtongmen zone. Two holes were drilled at Newtongmen; both intersected long intervals of copper-gold mineralization.

The Newtongmen deposit is located approximately three kilometers northwest of the Xietongmen deposit, and is hosted by the same alteration zone as the Xietongmen deposit and lies within a high copper-gold anomaly, 1.5 square kilometers in area, outlined during a rock chip sampling program completed earlier this year (see press release dated January 24, 2007).

Diamond drilling is outlining a new porphyry copper-gold deposit at Newtongmen. Three drills were deployed on a 100 meter by 100 meter grid to test the deposit in late March, early April 2007. This number was increased to five in June, and to seven drill rigs, subsequent to the quarter end, in July 2007. Strong copper and gold concentrations within intensely altered volcanic and intrusive rocks have been intersected over long intervals (see press release dated May 30, 2007).

The 2007 holes have expanded the area of mineralization from the original two discovery holes. Collectively, these and the 2006 holes demonstrate a strong vertical and horizontal continuity to the copper-gold mineralization. The deposit remains open to further expansion in all directions.

1.3	Market Trends

Overall, copper prices have been increasing since late 2003, averaging US$3.03/lb in 2006. Prices dropped slightly in early 2007, but have increased again since mid February. The average price in 2007 to the end of October was approximately US$3.24/lb.

Overall, gold prices have been increasing for more than three years. Although there was some volatility late in 2006, the average for the year – US$604/oz – was higher than the average price – US$445/oz – in 2005. This volatility continued in early 2007, but prices have mainly been increasing since mid January. The average price in 2007 to the end of October was approximately US$675/oz.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
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1.4	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except loss per share amounts and common shares outstanding.

	As at December 31
Balance Sheet	2006	2005	2004
Current assets	$2,830,533	$4,418,820	$7,504,356
Other assets	113,270,637	2,035,767	1
Total assets	116,101,170	6,454,587	7,504,357

Current liabilities	16,694,166	500,346	354,239
Non-controlling interest	-	944,880	-
Other long-term liabilities	28,683,950	-	-
Shareholders' equity	70,723,054	5,009,361	7,150,118
Total shareholders' equity & liabilities	116,101,170	6,454,587	7,504,357

Working capital (deficit)	$(13,863,633)	$3,918,474	$7,150,117

	As at December 31

Operations	2006	2005	2004
Conference and travel	$843,510	$277,471	$50,917
Exploration (excluding stock-based compensation)	19,226,242	6,113,320	2,139,062
Foreign exchange	263,329	153,176	148,910
Insurance	131,880	99,614	78,654
Interest expense	916,021	-	-
Interest income	(56,668)	(142,887)	(119,588)
Legal, accounting and audit	860,049	294,393	433,670
Office and administration (excl stock-based compensation )	2,387,458	730,431	358,634
Shareholder communications	353,977	197,350	46,339
Trust and filing	124,617	42,598	26,724
	25,050,415	7,765,466	3,163,322
Stock-based compensation	2,610,538	815,321	2,435,995
Loss shared by non-controlling interest	(944,880)	-	-
Loss for the year	$26,716,073	$8,580,787	$5,599,317

Basic and diluted loss per share	$(0.51)	$(0.22)	$(0.17)

Weighted average number of common shares outstanding	52,849,728	39,516,486	32,592,964

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
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1.5	Results of Operations

The net loss for the three months ended September 30, 2007 decreased to $6,312,000 compared to a net loss of $9,397,000 in the same period of 2006. The decrease was primarily due to less exploration activities on the Xietongmen property as the project is in the feasibility stage. The loss was comprised of exploration expenditures of $4,308,000 compared to $7,100,000 in the same period of 2006 and administrative expenses of $1,018,000 compared to $885,000 in the same period of 2006.

The exploration expenditures of $4,308,000 included costs for exploration of $4,283,000 (2006–$6,985,000) and stock-based compensation of $26,000 (2006 - $115,000). The main exploration expenditures during the period included:

  $195,000 (2006–$510,000) for assays and analysis

  $1,350,000 (2006–$2,159,000) for drilling

  $1,255,000 (2006–$2,509,000) for engineering (feasibility study)

  $274,000 (2006–$252,000) for environmental

  $104,000 (2006–$138,000) for equipment rentals and leases

  $282,000 (2006–$356,000) for geological

  $108,000 (2006–$484,000) for site activities

  $566,000 (2006–$303,000) for socioeconomic

  $78,000 (2006–$197,000) for transportation.

The main administrative costs during the three month period ended September 30, 2007 were for salaries, office and administration, and legal, accounting and audit fees. Conference and travel expenses increased to $451,000 (2006–$303,000). Salaries, office and administration costs increased to $1,018,000 (2006–$885,000). The increase against the same period of 2006 is due to greater corporate activity related to the continued success at Xietongmen and Newtongmen. Trust and filing fees increased to $35,000 (2006–$19,000). Legal, accounting and audit expenses decreased to $156,000 (2006–$228,000). Included in the total administrative costs was stock-based compensation expense of $26,000, compared to $115,000 in the same period of 2006.

Interest income increased to $258,000 for the three months ended September 30, 2007, compared to $14,000 in the same period of 2006. This was due to the greater cash on hand after the Company completed the private placements in February and March 2007.

Interest expense decreased to $nil for the three months ended September 30, 2007, compared to $211,000 in the same period of 2006. The decrease against the same period of 2006 is due to the extinguishment of the convertible promissory note early in 2007, and the non-existence of loans from related parties.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

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1.6	Summary of Quarterly Results

The following summary is presented in thousands of Canadian dollars except earnings (loss) per share amount.

	9/30/07	6/30/07	3/31/07	12/31/06	9/30/06	6/30/06	3/31/06	12/31/05

Current assets	$20,222	$26,710	$32,218	$2,830	$4,735	$1,746	$1,581	$4,419
Other assets	118,473	116,374	115,120	113,271	2,451	2,401	2,232	2,036
Total assets	138,695	143,084	147,338	116,101	7,186	4,147	3,813	6,455

Current liabilities	2,057	1,803	1,778	16,694	12,819	2,557	697	500
Other long-term liabilities	26,959	27,237	29,114	28,684	–	–	–	–
Non-controlling interest	–	–	–	–	–	–	–	945
Shareholders' equity	109,679	114,044	116,446	70,723	(5,633)	1,589	3,116	5,009
Total shareholders' equity and
liabilities	138,695	143,084	147,338	116,101	7,186	4,147	3,813	6,455

Working capital (deficit)	18,165	24,907	30,440	(13,864)	(7,931)	(811)	884	3,918

Expenses:
Conference and travel	451	424	156	194	303	197	149	210
Exploration	4,283	3,837	2,423	4,799	6,985	5,246	2,197	2,246
Foreign exchange loss (gain)	(209)	(1,760)	78	286	(50)	33	(6)	179
Insurance	38	45	45	41	38	26	27	26
Interest expense	–	4	359	705	211	–	–	–
Interest income	(258)	(317)	(93)	(18)	(14)	(7)	(17)	(31)
Legal, accounting and audit	156	198	66	249	228	228	155	100
Office and administration	1,018	766	638	1,208	347	450	382	283
Loss on extinguishment of
promissory note	–	–	376	–	–	–	–	–
Project investigation	–	–	–	–	–	–	–	(21)
Shareholder communications	88	72	66	69	79	107	99	76
Trust and filing	35	17	42	74	19	17	14	5
Subtotal	5,602	3,286	4,156	7,607	8,146	6,297	3,000	3,072
Stock-based compensation	709	939	483	1,064	751	534	262	288
Loss before taxes	6,312	4,225	4,639	$8,671	$8,897	$6,831	$3,261	$3,360
Business income taxes	–	–	–	(500)	500	–	–	–
Loss for the period before non-
controlling interest	6,312	4,225	4,639	8,171	9,397	6,831	3,261	3,360
Non-controlling interest	–	–	–	–	–	–	945	–

Loss for the period	$6,312	$4,225	$4,639	$8,171	$9,397	$6,831	$2,316	$3,360

Basic and diluted earnings (loss)
per share	$(0.05)	$(0.03)	$(0.05)	$(0.14)	$(0.18)	$(0.13)	$(0.05)	$(0.08)

Weighted average number of
common shares outstanding
(thousands)	120,802	120,790	101,129	59,808	53,028	51,081	47,360	42,733

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THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

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1.7	Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company had working capital of approximately $18 million as at September 30, 2007, compared to negative $0.8 million as at September 30, 2006. In February and June 2007, the Company issued additional common shares through private placements, and the signing of the framework agreement with Jinchuan, to raise $36 million additional funds (net of repayment of the convertible promissory note and loans from a related party) to continue its exploration program at the Xietongmen project. However, future fund raising may not be successful or may not raise enough funds to complete the exploration program.

The Company received approximately $18,000 in net proceeds from the exercise of options during the three months ended September 30, 2007. Subsequent to the quarter end, to the date of this MD&A, the Company received $18,000,000 in net proceeds from the exercise of warrants and $186,000 from the exercise of options.

The changes in non-cash working capital items reflect a decrease in accounts receivable and accounts payable and accrued liabilities.

In December 2006, the Company acquired interests in three mineral properties with the issuance of shares and cash payments. Total cash payment for the acquisition of the interests is US$3.25 million, of which US$1.25 million was paid on closing of the acquisition and US$0.5 million is due on each of the next four anniversaries. As at September 30, 2007, a long term obligation of $27.4 million was recorded for the future income tax liability created on the acquisition of GCMI and the related properties.

1.8	Capital Resources

In February 2007, the Company entered into a framework agreement with Jinchuan for equity financing, capital financing, concentrate off-take and other mine building support for Xietongmen project. Specifically, Jinchuan has agreed to provide assistance in arranging for 60% of the required capital in the form of debt, and contributing 30% of required capital (net of any equity subscriptions) for the Xietongmen Property in the form of debt and/or equity. Pursuant to the agreement, Jinchuan purchased, in June 2007, 10,000,000 units of the Company, at a price $1.80 per unit, for gross proceeds of $18,000,000. Each unit consists of one common share and one warrant exercisable for 0.8 of a common share until December 29, 2007 at the following prices: $2.25 per share until September 29, 2007, and at $2.75 (revised to $2.25 on November 9, 2007) thereafter. These warrants were exercised on November 29, 2007, subsequent to the quarter end.

In February 2007, the Company completed a private placement of 19,439,395 units at a price of $1.65 per unit for gross proceeds of $32.1 million. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $1.80 until February 20, 2008. Taseko Mines Limited exercised its preemptive right to participate in the financing for $12.1 million based on the terms of its previously purchased convertible note.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

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The Company had no material commitments for capital expenditures as of September 30, 2007.

The Company has no other lines of credit or sources of financing which have been arranged but are as yet unused.

1.9	Off-Balance Sheet Arrangements

The Company has not entered into any new off-balance sheet arrangements during the nine months ended September 30, 2007.

1.10	Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company. Continental reimburses HDI on a full cost-recovery basis.

Due from (to) related party	September 30	December 31
	2007	2006
Loan from Hunter Dickinson Inc (‘HDI"). (a)	$–	$(1,500,000)
Hunter Dickinson Inc.	$28,196	$643,055

Transactions	Three months ended September 30
	2007	2006
Hunter Dickinson Inc. –
Reimbursement for third party expenses and services rendered	$656,221	$749,313
Interest paid (a) and (b)	$–	$–
Taseko Mines Limited–Interest paid (d)	$–	$–
Payments to companies controlled by Zhi Wang, a director (c)	$204,923	$666,836
Payments to Xiaojun Ma, a director (e)	$6,435	$15,042

(a)

In November 2006, the Company signed a loan agreement with HDI pursuant to which the Company borrowed $1,500,000 from HDI. On March 2, 2007, the Company repaid this loan and paid $30,575 in interest, of which $20,054 was recorded for the period three months ended September 30, 2007.

(b)

On January 23, 2007, the Company signed a second loan agreement with HDI pursuant to which the Company borrowed US$2,500,000 from HDI, maturing on April 18, 2007, on an unsecured basis. The loan bore interest at 8% per annum. The Company repaid the loan on March 2, 2007 and paid $24,551 in interest.

(c)

During the three months ended September 30, 2007, the Company paid $79,092 (three months ended September 30, 2006–$35,789) to Honglu Investment Holdings Inc. and $125,831 (three months ended September 30, 2006–$nil) to Tibet Bojing Minerals Exploration Limited, each of which are companies controlled by a director of the Company, for administrative and consulting services.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
13

(d)

In February 2007, the Company redeemed the $11,500,000 convertible promissory note held by Taseko at 105% of the principal amount (note 6). Taseko and the Company are related by virtue of having certain directors in common. During the three months ended September 30, 2007, the Company paid interest related to this convertible promissory note to Taseko of $254,155, of which $156,274 was paid to Taseko by the issuance of 89,229 common shares of the Company.

(e)	A director of the Company also provides managerial services to the Company's Tibetan subsidiary. During the three months ended September 30, 2007, he was paid $6,435 for such services.

1.11	Fourth Quarter

Not applicable.

1.12	Proposed Transactions

There are no material transactions requiring disclosure under this section.

1.13	Critical Accounting Estimates

Not applicable; the Company is a venture issuer.

1.14	Changes in Accounting Policies including Initial Adoption

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Section 3855–Financial Instruments–Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income (loss).

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income (loss).

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
14

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income (loss) until the asset is removed from the balance sheet.

Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings (loss) in the period in which they arise.

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings (loss) in the period in which they arise.

(b)	Section 3865–Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c)	Section 1530–Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company's net assets that results from transactions, events, and circumstances from other than the Company's shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income (loss)" until it is considered appropriate to recognize into net earnings (loss). This standard requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports comprehensive income (loss) and includes, if applicable, the account "accumulated other comprehensive income (loss)" in the shareholders' equity section of the consolidated balance sheet.

1.15	Financial Instruments and Other Instruments

At January 1, 2007, upon adoption of the new accounting standards on financial instruments, the Company remeasured its financial assets and liabilities. The convertible promissory note was classified as held for trading and its carrying value was adjusted to $11,600,000 with a charge to opening deficit of $565,634.

1.16	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
15

1.16.1	Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the Consolidated Schedule of Exploration Expenses.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS
16

1.16.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at November 29, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Expiry date	Exercise price	Number	Number
Common shares				120,893,041

Share purchase options	November 30, 2007	$ 1.20	145,000
	December 14, 2007	$ 1.50	15,000
	February 29, 2008	$ 1.61	20,000
	December 15, 2008	$ 2.10	40,000
	December 21, 2008	$ 1.21	136,607
	February 27, 2009	$ 1.61	50,000
	April 30, 2009	$ 2.01	1,260,000
	November 30, 2009	$ 1.61	250,000
	September 30, 2010	$ 1.68	151,000
	February 28, 2011	$ 1.61	2,900,000
	February 28, 2011	$ 1.68	350,000
	February 28, 2012	$ 2.01	1,400,000
				6,717,607
Warrants	February 20, 2008	$1.80	19,439,395
	December 15, 2008	$1.59	1,000,000
	February 14, 2009	$1.59	500,000
				20,939,395

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916